October 3, 2008

VIA:  EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20549

RE:  Evergreen Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number:  1-02199

Ladies and Gentlemen:

Pursuant to Staff’s comment letter dated August 29, 2008 with respect to our filing on Form 10-K for the fiscal year ended December 31, 2007 and our correspondence to the Staff dated September 12, 2008, we requested a 30-day extension to the Staff’s requested response date of September 15, 2008.  Due to prolonged power outages at our Buckeye mining operations caused by the after effects of Hurricane Ike, we are now just receiving requested information from that facility.  In addition, on September 30, 2008, we converted a significant portion of our outstanding convertible notes into shares of common stock and cash.  We anticipate this transaction will necessitate our resolving a number of complicated accounting issues in our September 30, 2008 Form 10-Q.  Accordingly to facilitate a timely filing of our Form 10-Q, we request an extension until November 14, 2008 to file our responses to the Staff’s comments.

Please contact Adam D. Averbach or John B. Wills at (303) 825-0800 with any questions you may have.  Thank you for your consideration.

Sincerely,

/s/ DIANA L. KUBIK
Diana L. Kubik
Chief Financial Officer

cc:     John Wills, Esq.

Evergreen Energy Inc ï 1225 17th Stï Suite 1300 ï Denver, Colorado 80202 ï Tel: (303) 293-2992 ï Fax: (303) 293-8430